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                              October 22, 2020

       Donald G. Basile
       Co-Chief Executive Officer
       Roman DBDR Tech Acquisition Corp.
       345 Lorton Avenue, Suite 400
       Burlingame, California 94010

                                                        Re: Roman DBDR Tech
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed October 19,
2020
                                                            File No. 333-249330

       Dear Dr. Basile:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       Exhibit 4.4, page 15

   1. You disclose at page 52 of your registration statement that your exclusive forum provision of the warrant
agreement will not apply to suits brought to enforce any liability or duty created by the Exchange
Act or any other claim for which the federal district courts of the
                                                        United States of
America are the sole and exclusive forum. However, your exclusive forum provision in the
warrant agreement is silent in this regard. If this provision does not apply to actions
arising under the Exchange Act, please also ensure that the provision in the warrant agreement
states this clearly.

             You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz,
       Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the
 Donald G. Basile
Roman DBDR Tech Acquisition Corp.
October 22, 2020
Page 2

financial statements and related matters. Please contact Kevin Dougherty, Staff Attorney, at
(202) 551-3271 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551- 3642 with any other questions.



                                                         Sincerely,
FirstName LastNameDonald G. Basile
                                                         Division of
Corporation Finance
Comapany NameRoman DBDR Tech Acquisition Corp.
                                                         Office of Energy &
Transportation
October 22, 2020 Page 2
cc:       Joshua Englard
FirstName LastName